================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                                  Audible, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    05069A104
             ------------------------------------------------------
                                 (CUSIP Number)

                              Holland & Knight LLP
                                  195 Broadway
                               New York, NY 10007
                           Attn: James M. Lurie, Esq.
                               Tel: (212) 513-3354
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

                                   ----------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 05069A104                  13D                   ____________________

  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Random House, Inc.  IRS No. 13-2558190

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]

  3.  SEC USE ONLY


  4.  SOURCE OF FUNDS*  WC

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7.  SOLE VOTING POWER:  1,250,000 shares of
        NUMBER OF          Common Stock, issuable on conversion of
         SHARES            1,250,000 shares of Series B Preferred Stock
      BENEFICIALLY
        OWNED BY       8.  SHARED VOTING POWER
          EACH
        REPORTING      9.  SOLE DISPOSITIVE POWER:  1,250,000 shares of
      PERSON WITH          Common Stock, issuable on conversion of
                           1,250,000 shares of Series B Preferred Stock

                       10. SHARED DISPOSITIVE POWER

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,948,197

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
      SHARES*

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.9%

  14. TYPE OF REPORTING PERSON*  CO

CUSIP No. 05069A104                  13D                   ____________________

  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Random House Ventures L.L.C.  IRS No. 13-4090714

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]
  3.  SEC USE ONLY


  4.  SOURCE OF FUNDS*  WC

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7.  SOLE VOTING POWER: 2,846,347 shares of Common
                           Stock, comprised of 169,780 shares of Common
                           Stock, 1,851,850 shares of Common Stock
                           issuable on conversion of 185,185 shares of
                           Series C Preferred Stock, and 824,717 shares
                           of Common Stock currently issuable upon
        NUMBER OF          exercise of a warrant to purchase 878,333
         SHARES            shares of Common Stock
      BENEFICIALLY
        OWNED BY       8.  SHARED VOTING POWER
          EACH
       REPORTING       9.  SOLE DISPOSITIVE POWER: 2,846,347 shares of
      PERSON WITH          Common Stock, comprised of 169,780 shares of
                           Common Stock, 1,851,850 shares of Common
                           Stock issuable on conversion of 185,185
                           shares of Series C Preferred Stock, and
                           824,717 shares of Common Stock currently issuable upon exercise of a warrant to purchase 878,333 shares of Common Stock

                       10. SHARED DISPOSITIVE POWER

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,948,197

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
      SHARES*

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.9%

  14. TYPE OF REPORTING PERSON*  PN

CUSIP No. 05069A104                  13D                   ____________________

  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bertelsmann, Inc.  IRS No. 95-2949493

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]

  3.  SEC USE ONLY


  4.  SOURCE OF FUNDS* WC

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

       NUMBER OF       7.  SOLE VOTING POWER:  0
         SHARES
      BENEFICIALLY     8.  SHARED VOTING POWER
        OWNED BY
          EACH         9.  SOLE DISPOSITIVE POWER:  0
       REPORTING
      PERSON WITH      10. SHARED DISPOSITIVE POWER

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,948,197

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
      SHARES*

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.9%

  14. TYPE OF REPORTING PERSON*  CO

CUSIP No. 05069A104                  13D                   ____________________

  1.  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Bertelsmann Multimedia, Inc.   IRS No. 13-4010933

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                        (b) [_]

  3.  SEC USE ONLY


  4.  SOURCE OF FUNDS*   WC

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     [_]
      TO ITEMS 2(d) or 2(e)

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                       7.  SOLE VOTING POWER: 1,851,850 shares of Common
         NUMBER OF         Stock, issuable on conversion of 185,185
          SHARES           shares of Series C Preferred Stock
       BENEFICIALLY
         OWNED BY      8.  SHARED VOTING POWER
           EACH
         REPORTING     9.  SOLE DISPOSITIVE POWER: 1,851,850 shares of
       PERSON WITH         Common Stock, issuable on conversion of
                           185,185 shares of Series C Preferred Stock

                       10. SHARED DISPOSITIVE POWER

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,948,197

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [_]
      SHARES*

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  15.9%

  14. TYPE OF REPORTING PERSON*  CO

     Bertelsmann, Inc., a Delaware corporation ("Bertelsmann, Inc."), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. ("Bertelsmann Multimedia"), Random House, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. ("Random House, Inc.") and Random House Ventures L.L.C., a Delaware limited liability company the sole member of which is Random House, Inc. ("RH Ventures"), hereby amend and supplement the Statement on Schedule 13D, originally filed on August 14, 2003 by Bertelsmann Multimedia, Random House, Inc. and RH Ventures (as heretofore amended and supplemented, the "Schedule 13D"), with respect to the beneficial ownership of shares of Common Stock, par value $0.01 per share, Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), and warrants to purchase Common Stock, of Audible, Inc., a Delaware corporation ("Audible" or the "Issuer"). As used herein, Bertelsmann, Inc., Bertelsmann Multimedia, Random House, Inc. and RH Ventures are referred to individually as a "Reporting Person" and collectively as the "Reporting Persons".

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 1 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D on August 14, 2003.

     Item 2.   Identity and Background.

     Item 2 of the Schedule 13D is amended by replacing it with the following:

     "This statement is filed on behalf of Bertelsmann, Inc., a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036, Bertelsmann Multimedia, a Delaware corporation with its principal place of business at 1540 Broadway, New York, NY 10036, Random House, Inc., a Delaware corporation with its principal place of business at 1745 Broadway, New York, NY 10019, and RH Ventures, a Delaware limited liability company with its principal place of business at 1745 Broadway, New York, NY 10019. Bertelsmann, Inc. has been added to this Schedule 13D as a Reporting Person because it is the parent corporation of Bertelsmann Multimedia and Random House, Inc. During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the persons listed on Schedules A, B, C or D attached hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

     Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is amended by replacing it with the following:

     "In 2000, RH Ventures acquired 169,780 shares of Common Stock of the Issuer for an aggregate purchase price of $1,000,000, which amount was funded by the working capital of RH Ventures.

     In 2000, as consideration for Random House, Inc.'s entering into a strategic alliance with Audible to establish a joint venture to produce spoken word content specifically suited for digital distribution, Audible issued to RH Ventures (i) a Common Stock Purchase Warrant to purchase up to 878,333 shares of Common Stock at prices ranging from $5.89 to $50 per share (600,000 at $5.89, 50,000 at $8.00, 50,000 at $10.00, 50,000 at $12.00, 50,000 at $20.00, 33,333 at
$30.00, 25,000 at $40.00 and 20,000 at $50.00) and (ii) a Performance Based
Common Stock Purchase Warrant to purchase, at the end of Audible's fiscal years 2002, 2003 and 2004, a number of shares of Common Stock equal in value to $500,000, $1,000,000 and $1,500,000, respectively, based on exercise prices equal to the average closing price of Audible's Common Stock for the five trading days prior to the last day of the then current fiscal year. The Performance Based Warrant is exercisable only upon the joint venture attaining certain revenue targets. As of the date of the filing of this Amendment No. 1 to the Schedule 13D, none of the Performance Based Warrant shares have vested.

     The foregoing description of the Common Stock Purchase Warrant and the Performance Based Common Stock Purchase Warrant is not intended to be complete and is qualified in its entirety by the complete text of (i) the Common Stock Purchase Warrant, which is filed as Exhibit 1 hereto and (ii) the Performance Based Common Stock Purchase Warrant, which is filed as Exhibit 2 hereto, each of which is incorporated herein by reference.

     In March 2002, pursuant to a purchase agreement (the "Series B Purchase Agreement"), Random House, Inc. acquired 1,250,000 shares of Audible Series B Preferred Stock in exchange for the waiver of a cash payment that was due from Audible to Random House, Inc. in 2002 in the amount of $1,250,000 in connection with a Co-Publishing, Marketing and Distribution Agreement between the parties. The Series B Certificate of Designation, as amended, provides that each share of Series B Preferred Stock is convertible from the date of issuance, at the option of the holder. The number of shares of Common Stock issuable upon conversion of each share of Series B Preferred Stock is determined by dividing (i) the Original Purchase Price by (ii) the Conversion Price in effect at the time of conversion. The Original Purchase Price was $0.56 per share, and the initial Conversion Price, which is subject to adjustment from time to time as provided in the Series B Certificate of Designations, was $0.56 per share, resulting in an initial conversion ratio of one to one. The Series B Certificate of Designation states that no cash dividends shall be declared or paid upon the Common Stock, any other preferred stock or other securities of the Corporation (other than the Series A Preferred Stock) unless equivalent dividends, on an as-converted basis, are declared and paid concurrently on the Series B Preferred Stock. On all matters put to vote to the holders of Common Stock, each share of Series B Preferred Stock entitles the holder thereof to such number of votes per share equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible. The holders of Series B Preferred Stock and Common Stock (as well as Series A Preferred Stock and Series C Preferred Stock of Audible) will vote together as a single class on all matters submitted to a vote or consent of stockholders. The acquisition of the Series B Preferred Stock resulted in RH Ventures and Random House, Inc. owning in excess of 5% of the Common Stock of Audible. The filing of the Schedule 13D as originally filed on August 14, 2003 was, accordingly, a late filing, and the cover page of this Amendment No. 1 has been revised to reflect the date of the event which required the filing of the Schedule 13D.

     The foregoing description of the Series B Purchase Agreement and Series B Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of (i) the Series B Purchase Agreement, which is filed as Exhibit 3 hereto, (ii) the Series B Certificate of Designation, which is filed as Exhibit 4 hereto, and (iii) the Amendment to the Series B Certificate of Designation, which is filed as Exhibit 5 hereto, each of which is incorporated herein by reference.

     On August 4 2003, RH Ventures and Bertelsmann Multimedia, Inc. entered into an agreement (the "Series C Purchase Agreement") with Audible to each acquire 185,185 shares of Audible Series C Preferred Stock, par value $0.01 per share, at a price of $5.40 per share for an aggregate purchase price of $1,999,998, which amount was funded by RH Ventures and Bertelsmann Multimedia, Inc. from working capital. The sale of shares to RH Ventures and Bertelsmann Multimedia, Inc. under this agreement closed August 4, 2003. The Series C Certificate of Designation provides that each share of Series C Preferred Stock is convertible from the date of issuance, at the option of the holder. The number of shares of Common Stock issuable upon conversion of each share of Series C Preferred Stock is determined by dividing (i) the Original Purchase Price by (ii) the Conversion Price in effect at the time of conversion. The Original Purchase Price was $5.40 per share, and the initial Conversion Price was $0.54 per share, resulting in an initial conversion ratio of 1 to 10 on the date of issuance of the Series C Preferred Stock. The Series C Certificate of Designation states that the holders of the Series C Preferred Stock shall be entitled to receive dividends, which shall accrue and compound semi-annually until August 4, 2007. In the event of the conversion of shares of Series C Preferred Stock, all such accrued and unpaid dividends shall be converted into shares of Common Stock at the then applicable conversion price. The Series C Certificate of Designation also states that no cash dividends shall be declared or paid upon the Common Stock, any other preferred stock or other securities of the Corporation (other than the Series A Preferred Stock) unless equivalent dividends, on an as-converted basis, are declared and paid concurrently on the Series C Preferred Stock and all accrued and unpaid dividends, including dividends paid on the Series C Preferred Stock, have been paid on the Series C Preferred Stock. On all matters put to vote to the holders of Common Stock, each share of Series C Preferred Stock entitles the holder thereof to such number of votes per share equal to the number of shares of Common Stock into which such share of Series C Preferred Stock is then convertible. The holders of Series C Preferred Stock and Common Stock (as well as Series

A Preferred Stock and Series B Preferred Stock) will vote together as a single class on all matters submitted to a vote or consent of stockholders.

     The foregoing descriptions of the Series C Purchase Agreement and Series C Certificate of Designation is not intended to be complete and is qualified in its entirety by the complete text of (i) the Series C Purchase Agreement, which is filed as Exhibit 6 hereto, and (ii) the Series C Certificate of Designation, which is filed as Exhibit 7 hereto, each of which is incorporated herein by reference."

     Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by replacing it with the following:

     "Random House, Inc.'s, Random House Ventures L.L.C.'s and Bertelsmann Multimedia, Inc.'s acquisitions of Audible capital stock and warrants have been made for investment purposes. Depending on future evaluations of the business prospects of Audible and other factors, including, but not limited to, general economic and business conditions, Random House, Inc., Random House Ventures L.L.C. and Bertelsmann Multimedia, Inc. may retain or, from time to time, increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contracted restrictions on its ability to do so. The Reporting Persons have no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

     Item 5.   Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is amended by replacing it with the following:

     "(a) Random House, Inc. beneficially owns 1,250,000 shares of Series B Preferred Stock, convertible into 1,250,000 shares of Common Stock, constituting 3.8% of the Audible Common Stock.

     RH Ventures beneficially owns 2,846,347 shares of Common Stock consisting of (i) 169,780 shares of Common Stock, (ii) a Common Stock Purchase Warrant to purchase up to 878,333 shares of Common Stock, 824,717 of which are vested and exercisable as of May 5, 2003 (with the remaining portion of the Common Stock Purchase Warrant becoming vested and exercisable on May 5, 2004), and (iii) 185,185 shares of Series C Preferred Stock, convertible into 1,851,850 shares of Common Stock, collectively constituting 8.3% of the Audible Common Stock. RH Ventures also beneficially owns the Performance Based Common Stock Purchase Warrant described in Item 3 above, no portion of which is currently exercisable within the meaning of Rule 13d-3(d)(1).

     Bertelsmann Multimedia beneficially owns 185,185 shares of Series C Preferred Stock, convertible into 1,851,850 shares of Common Stock, constituting 5.5% of the Audible Common Stock.

     Bertelsmann, Inc. does not directly own any securities of Audible, Inc.

     Collectively, the Reporting Persons beneficially own 5,948,197 shares of Common Stock, representing 15.9% of Audible's Common Stock.

     All of the foregoing percentage calculations are based on 31,677,869 shares of Common Stock outstanding as of March 31, 2003, as reported in Audible's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003 for the quarterly period ended March 31, 2003. None of the foregoing calculations include any shares of Common Stock underlying the Performance Based Warrant owned by RH Ventures, because the conditions to vesting of such shares have not been met.

     (b) Random House, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,250,000 shares of Common Stock deemed beneficially owned by it.

               RH Ventures has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 2,846,347 shares of Common Stock deemed beneficially owned by it.

               Bertelsmann Multimedia, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,851,850 shares of Common Stock deemed beneficially owned by it."

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is amended by replacing it with the following:

"The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety. In addition, (i) pursuant to the Series B Purchase Agreement the Reporting Persons have been granted certain demand and participation registration rights relating to the shares of Common Stock issuable upon conversion of the Series B Preferred shares, and (ii) pursuant to the Series C Purchase Agreement the Reporting Persons have been granted certain demand and participation registration rights relating to the shares of Common Stock issuable upon conversion of the Series C Preferred shares."

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is amended by replacing it with the following:

"Exhibit 1*   Common Stock Purchase Warrant dated May 5, 2000.

Exhibit 2*    Performance Based Common Stock Purchase Warrant dated May 5, 2000.

Exhibit 3* Series B Convertible Preferred Stock Purchase Agreement dated as of March 25, 2002, by and between Audible, Inc. and Random House, Inc.

Exhibit 4** Series B Convertible Preferred Stock Certificate of Designation of Audible, Inc.

Exhibit 5*** Amendment to Series B Convertible Preferred Stock Certificate of Designation of Audible, Inc.

Exhibit 6*** Series C Convertible Preferred Stock Purchase Agreement dated as of August 1, 2003, by and among Audible, Inc., Bertelsmann Multimedia, Inc., Random House Ventures, L.L.C. and the other purchasers named therein.

Exhibit 7*** Series C Convertible Preferred Stock Certificate of Designation of Audible, Inc.

Exhibit 8* Joint Filing Agreement dated as of December 15, 2003 between Random House, Inc., Random House Ventures L.L.C., Berteslmann, Inc. and Bertelsmann Multimedia, Inc."

----------

 *Filed herewith.
**Incorporated by reference from Audible's Form 10-Q for the quarterly period ended June 30, 2002.
***Incorporated by reference from Audible's Form 8-K filed on August 5, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2003

                                        RANDOM HOUSE, INC.

                                        By:    /s/ Richard Sarnoff
                                             --------------------------
                                        Name:  Richard Sarnoff
                                        Title: Executive Vice President


                                        RANDOM HOUSE VENTURES, L.L.C.

                                        By:    /s/ Richard Sarnoff
                                             --------------------------
                                        Name:  Richard Sarnoff
                                        Title: President



                                        BERTELSMANN, INC.

                                        By:    /s/ Robert J. Sorrentino
                                             --------------------------
                                        Name:  Robert J. Sorrentino
                                        Title: President


                                        BERTELSMANN MULTIMEDIA, INC.

                                        By:    /s/ Robert J. Sorrentino
                                             --------------------------
                                        Name:  Robert J. Sorrentino
                                        Title: President

                                                                      SCHEDULE A

             DIRECTORS AND EXECUTIVE OFFICERS OF RANDOM HOUSE, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Random House, Inc., are set forth below. If no business address is given the director's or officer's business address is 1745 Broadway, New York, NY 10019. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Random House, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                      Present Principal Occupation Including
  Name and Business Address               Name and Address(1) of Employer
-----------------------------    -----------------------------------------------
Directors and Officers

Peter Olson                      Director, Chairman and Chief Executive Officer,
                                 Random House, Inc.

Ed Volini                        Director, Deputy Chairman, Executive Vice
                                 President, Chief Administrative Officer / Chief
                                 Financial Officer, Random House Inc.

Irwyn Applebaum                  President & Publisher, Bantam Dell Publishing
                                 Group, Random House Inc.

Gina Centrello                   President & Publisher, Random House Ballantine
                                 Publishing Group, Random House Inc.

Jenny Frost                      President & Publisher, Crown Publishing Group,
                                 Random House Inc.

Chip Gibson                      President & Publisher, RH Children's Books,
                                 Random House Inc.

Sonny Mehta                      President, Knopf Publishing Group, Random House
                                 Inc.

David Naggar                     President, Random House Audio Publishing Group
                                 President, RH Diversified Publishing Group,
                                 Random House Inc.

Stephen Rubin                    President & Publisher, Doubleday Broadway
                                 Publishing Group, Random House Inc.

Richard Sarnoff                  Executive Vice President, Random House, Inc.
                                 and President New Media & Corporate
                                 Development, Random House, Inc.

Bonnie Ammer                     Executive Vice President, Publisher-at-Large,
                                 Random House Inc.

Stuart Applebaum                 Executive Vice President, Communications,
                                 Random House Inc.

Don Weisberg                     Executive Vice President, Chief Operating
                                 Officer, Random House Inc.

Tom Allen                        Senior Vice President, Executive Director,
                                 Finance, Random House Inc.

Diane Kenney                     Senior Vice President, Human Resources,
                                 Random House Inc.

Katherine J. Trager              Director, Senior Vice President, Secretary &
                                 General Counsel, Random House Inc.

Andrew Weber                     Senior Vice President, Operations, Random House
                                 Inc.

Robert J. Sorrentino             Vice President, Taxes, Random House Inc.

                                                                      SCHEDULE B

               MEMBER AND OFFICERS OF RANDOM HOUSE VENTURES L.L.C.

Random House, Inc., with its business address at 1745 Broadway, New York, NY 10019, is the sole member of Random House Ventures, L.L.C.

                                      Present Principal Occupation Including
  Name and Business Address               Name and Address(1) of Employer
-----------------------------    -----------------------------------------------
Officers

Richard Sarnoff                  President, Random House Ventures L.L.C.;
                                 Executive Vice President, Random House, Inc.

Anke Steineke                    Secretary, Random House Ventures, L.L.C.;
                                 Vice President, Associate General Counsel,
                                 Random House, Inc.

Anne Davis                       Treasurer, Random House Ventures, L.L.C.;
                                 Comptroller, Random House, Inc.

                                                                      SCHEDULE C

              DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN, INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann, Inc., are set forth below. If no business address is given the director's or officer's business address is 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                      Present Principal Occupation Including
  Name and Business Address               Name and Address(1) of Employer
-----------------------------    -----------------------------------------------
Directors
Aydin S. Caginalp                Secretary, Bertelsmann, Inc.;
                                 Partner, Alston & Bird LLP
                                   90 Park Avenue
                                   New York, NY 10016

Siegfried Luther(2)              Chief Financial Officer, Bertelsmann, Inc. and
                                 Bertelsmann AG.; Deputy Chairman,
                                 Bertelsmann AG
                                   Carl-Bertelsmann-Strasse 270
                                   33311 Guetersloh, Germany

Peter Olson                      Chairman and Chief Executive Officer,
                                 Random House, Inc.
                                   1745 Broadway
                                   New York, NY 10019

Rolf Schmidt-Holtz(2)            President and Chief Executive Officer,
                                 Bertelsmann Music Group, Inc.

Robert J. Sorrentino             President and Chief Operating Officer,
                                 Bertelsmann, Inc.

Gunter Thielen(2)                Chairman of the Board, Bertelsmann, Inc.;
                                 Chairman and Chief Executive Officer,
                                 Bertelsmann AG
                                   Carl-Bertelsmann-Strasse 270
                                   33311 Guetersloh, Germany

                                   Present Principal Occupation Including Name
  Name and Business Address                 and Address(1) of Employer
-----------------------------    -----------------------------------------------
Executive Officers               Executive Vice President, Internal Audit,
(Who Are Not Directors)          Bertelsmann, Inc.; Executive Vice President and
K. Peter Blobel(2)               General Auditor, Bertelsmann AG
                                   Carl-Bertelsmann-Strasse 270
                                   33311 Guetersloh, Germany

Liz Young                        Executive Vice President, Corporate
                                 Communications, Bertelsmann, Inc.

Jacqueline Chasey                Senior Vice President, Legal Affairs and
                                 Assistant Secretary, Bertelsmann, Inc.

Andrea Bonime-Blanc              Senior Vice President and Chief Ethics and
                                 Compliance Officer, Bertelsmann, Inc.

----------

(1) Same address as director's or officer's business address except where indicated.
(2)  Citizen of Germany.

                                                                      SCHEDULE D

        DIRECTORS AND EXECUTIVE OFFICERS OF BERTELSMANN MULTIMEDIA, INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bertelsmann Multimedia, Inc., are set forth below. If no business address is given the director's or officer's business address is 1540 Broadway, New York, NY 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bertelsmann Multimedia, Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                      Present Principal Occupation Including
  Name and Business Address               Name and Address(1) of Employer
-----------------------------    -----------------------------------------------
Directors
Jacqueline Chasey                Secretary, Bertelsmann Multimedia, Inc.;
                                 Senior Vice President, Legal Affairs and
                                 Assistant Secretary, Bertelsmann, Inc.

Robert J. Sorrentino             President, Bertelsmann Multimedia, Inc.;
                                 President and Chief Operating Officer,
                                 Bertelsmann, Inc.

                                      Present Principal Occupation Including
  Name and Business Address               Name and Address(1) of Employer
-----------------------------    -----------------------------------------------
Executive Officers
(Who Are Not Directors)
Evelyn Pena                      Treasurer, Bertelsmann Multimedia, Inc.

----------

(1) Same address as director's or officer's business address except where indicated.